Exhibit 99.1

New Gold Announces 2011 Third Quarter Results with 105% Increase in Net Cash Generated from Operations to $71 million

(All figures are in US dollars unless otherwise indicated)

November 4, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces financial and operational results for the third quarter of 2011. The company finished the third quarter with gold sales of 93,028 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $528 per ounce. The combination of increased gold sales and the continued strength of the gold price led to another quarter of strong financial results, despite certain temporary operational challenges resulting in higher total cash cost(1). During the quarter, the company’s earnings from mine operations increased by 61% to $76 million, resulting in net earnings of $41 million, or $0.09 per share. Net cash generated from operations increased by 105% to $71 million when compared to the third quarter of 2010.

New Gold Third Quarter Highlights

▪	Quarterly gold sales increased to 93,028 ounces from 89,692 ounces in the same period in 2010

▪	Net cash generated from operations increased by 105% to $71 million

▪	Underground mine production commenced at New Afton with first drawbell blasts successfully initiating the caving process

▪	$433 million of cash at September 30, 2011

▪	Updated NI 43-101 compliant mineral resource estimate for the Blackwater Project (100% basis):

o	Indicated gold resource: 165 million tonnes at an average grade of 1.01 g/t containing 5.4 million ounces of gold

o	Inferred gold resource: 39 million tonnes at an average grade of 0.94 g/t containing 1.2 million ounces of gold

“The third quarter saw New Gold continue to build on its momentum, particularly through the start of underground mining at New Afton and the significant growth in gold resources at Blackwater,” stated Randall Oliphant, Executive Chairman. “While our quarterly cash costs were impacted by certain operational challenges, the performance of our mines in the first nine months of the year has allowed us to maintain a very strong financial footing. It is from this solid foundation that we advance our three exciting projects which provide our company with an even more promising future.”

2011 Third Quarter Operations Overview

The company’s portfolio of three operating mines delivered another strong quarter of gold production and sales, however, total cash cost(1) per ounce sold, net of by-product sales, increased when compared to the prior year quarter. While the reasons for the total cash cost(1) increases at the individual operations are discussed further in the mine–by-mine results below, the primary driver was the increase in total cash cost(1) at the Peak Mines. Peak’s costs were negatively impacted by a combination of higher labour and foreign exchange rates and lower mill recoveries, particularly for copper. Further, as Peak’s concentrate inventory was sold at the end of September, the realized copper price was below the prevailing average copper price during the third quarter of 2011 thus resulting in a lower copper by-product revenue.

During the third quarter, each of New Gold’s three large development projects continued to advance. New Afton, the company’s most immediate development project, is now just eight months from production. The third quarter marked the official beginning of underground mine production at New Afton as caving was initiated through the blasting of the first drawbells. With both surface construction and underground development progressing well, New Afton remains on track for its targeted mid-2012 production start. At El Morro, the company’s 70% partner Goldcorp Inc. (“Goldcorp”), continued to oversee the update of the 2008 feasibility study where the technical work on the update was completed during the third quarter and is now under Goldcorp management’s review. The company’s newest project, Blackwater, progressed significantly during the quarter as highlighted by the company’s September 19, 2011 announcement regarding the project’s updated mineral resource estimate. On a 100% basis, the updated resource, which included holes drilled through the end of July 2011, contained 5.4 million ounces of indicated gold mineral resources and an additional 1.2 million ounces of inferred gold mineral resources. Further, New Gold has continued to upgrade the mine camp at Blackwater to facilitate the addition of more drills and has held multiple positive meetings with the local First Nations, communities, governments and other regulatory bodies. Subsequent to the end of the third quarter, on October 17th, the company announced offers to acquire both Silver Quest Resources Ltd. (“Silver Quest”) and Geo Minerals Ltd. (“Geo”). Upon closing, these acquisitions would both consolidate New Gold’s ownership of 100% of the Blackwater Project and add to New Gold’s already significant landholdings in the area surrounding the current Blackwater mineral resource.

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“The third quarter saw our operating teams deliver another strong quarter of gold production and while our costs increased, I am pleased with how the teams worked proactively to minimize the overall impact on our results,” stated Robert Gallagher, President and Chief Executive Officer. “While the cash cost increase at Peak during the quarter was compounded due to the timing of the concentrate sale, the cost pressures and recovery challenges at the mine remain a core focus for us as we move into the fourth quarter and into 2012.”

2011 Third Quarter Consolidated Financial Results

The combination of increased gold sales and higher average realized gold prices resulted in New Gold reporting increases in key financial categories during the quarter. Importantly, despite the increase in total cash cost(1) during the quarter, the company was able to provide shareholders with an average margin of over $1,000 per ounce for the second straight quarter. Increased gold sales at higher average realized gold prices led to a 38% increase in revenue during the third quarter of 2011, which, in turn, resulted in a 61% increase in earnings from mine operations to $76 million.

Net earnings from continuing operations in the third quarter of 2011 were $41 million, or $0.09 per share. Adjusted net earnings from continuing operations(2) were $49 million, or $0.11 per share, during the quarter compared to $29 million, or $0.07 per share, in the third quarter of 2010. Net earnings has been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. The most significant adjustment is the fair value change of the company’s share purchase warrants and convertible debentures in the third quarter of 2011 which was a pre-tax loss of $35 million, relative to a pre-tax loss of $10 million in the same period of the prior year. See the notes at the end of the release for a reconciliation of Adjusted net earnings.

Net cash generated from operations increased by 105% to $71 million when compared to the prior year quarter. Cash flow during the quarter benefitted from strong earnings and New Gold’s ability to reduce working capital.

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Mesquite Mine Increases Production and Earnings from Mine Operations

Gold sales and production at Mesquite increased by 5% in the third quarter of 2011 and were relatively consistent in the year-to-date period, when compared to the same periods of the prior year. During the quarter and through 2011, the operating team has remained focused on cost control despite year-over-year input cost pressures, most notably from increased diesel prices. By working to offset some of the impact of input cost pressures on total cash cost(1) and through the increase in the average realized gold price, Mesquite increased earnings from mine operations by 83% to $14 million during the third quarter of 2011. Similarly, in the first nine months of 2011, earnings from mine operations increased by 68% to $58 million when compared to the same period of the prior year.

The increases in gold production and sales during the third quarter were a result of greater ore tonnes being placed on the leach pad at grades and recoveries consistent with those realized in the third quarter of 2010. Year-to-date gold production and sales were consistent with the prior year as the benefit of mining at grades closer to reserve grade offset the impact of fewer ore tonnes being placed on the pad. The change in total cash cost(1) was primarily driven by increased inputs costs, such as diesel fuel, where prices have been approximately 40% higher than in both the third quarter and year-to-date periods of 2010. The higher diesel prices were partially offset by a lower strip ratio resulting in lower waste tonnes moved during the third quarter and increased operator efficiencies.

Based on Mesquite’s strong performance through the first nine months of 2011 and the forecast for the fourth quarter, it is anticipated that Mesquite should achieve the upper end of its 2011 gold production guidance of 145,000 to 155,000 ounces. In addition, depending on the movements in the diesel price in the final months of the year, Mesquite should be lower than the total cash cost(1) guidance range of $660 to $680 per ounce of gold sold.

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Cerro San Pedro Mine Continues On Path to Best Year in its History

Cerro San Pedro had another strong quarter, increasing earnings from mine operations by 53% to $45 million, despite lower gold and silver production and sales when compared to the third quarter of 2010. For the nine months ended September 30, 2011, the combination of a 44% increase in gold sales, higher realized gold prices and a $204 per ounce decrease in total cash cost(1) per ounce of gold sold, net of by-product sales, led to a 185% increase in earnings from mine operations to $135 million when compared to the same period of the prior year.

Gold and silver production and sales during the third quarter of 2011 were lower than the prior year period due to a combination of lower ore grades and leach pad recoveries. The lower grades were a result of mine sequencing while the lower recoveries were driven by reduced cyanide supply. Cerro San Pedro’s cyanide supplier experienced production issues at its plant during the quarter, which resulted in Cerro San Pedro and various other mining operations receiving only a partial allotment of their usual cyanide supply. The team successfully minimized the impact of the cyanide shortage by placing more ore tonnes on the pad thus leading Cerro San Pedro to another strong quarter. The cyanide supply issues have now been resolved and Cerro San Pedro is receiving its full cyanide allotment. Gold and silver production and sales increased in the year-to-date period due to a 57% increase in ore tonnes placed on the leach pad. The increase in total cash cost(1) during the third quarter was primarily due to lower silver by-product revenue. The decrease in total cash cost(1) in the year-to-date period was largely a result of higher silver by-product revenues driven by both higher silver sales and prices.

Cerro San Pedro remains on track to achieve the best year in its history with year-to-date earnings from mine operations of $135 million already well exceeding the 2010 full year total, despite the cyanide supply issues during the third quarter. Cerro San Pedro is forecast to meet its 2011 gold production guidance of 135,000 to 145,000 ounces and also remains well positioned as the company’s lowest cost producer. As a result of lower third quarter silver sales volumes and the time required for the leach pad to reach historical silver recoveries, the company anticipates Cerro San Pedro’s 2011 total cash cost(1) per ounce of gold sold, net of by-product sales, could be slightly above the guidance range of $90 to $110 per ounce.

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Peak Mines’ Costs Negatively Impacted by Stronger Australian Dollar and Operating Cost Inflation

Gold and copper sales at Peak Mines increased in the third quarter of 2011 and year-to-date periods as Peak was able to sell down the majority of its concentrate inventory during the quarter. As a result of the increases in gold sales and average realized gold prices, and despite the increase in total cash cost(1), Peak Mines increased earnings from mine operations by 69% and 22% in the third quarter of 2011 and year-to-date, respectively, when compared to the same periods of the prior year.

While gold production during the third quarter of 2011 and year-to-date periods remained similar with that of the prior year periods, copper production declined due to lower copper grades and recoveries. Recoveries were negatively impacted by the slower than anticipated commissioning of a new floatation plant during the quarter. The start-up issues associated with the floatation plant are being resolved with recoveries increasing towards historic levels.

The increase in total cash cost(1) during the third quarter of 2011 and year-to-date periods resulted primarily from a combination of higher labour and foreign exchange rates and the lower mill recoveries. The appreciation of the Australian dollar and inflationary cost pressures each contributed approximately $200 per ounce to the increase in total cash cost(1) when comparing the third quarter of 2011 with the prior year quarter. These cost increases were partially offset by higher by-product revenues from the increased copper sales volumes reducing total cash cost(1) by approximately $225 per ounce when compared to the prior year quarter. The increase in total cash cost(1) in the year-to-date period is for similar reasons to those noted for the third quarter. While labour and exchange rate pressures continue to be a factor in Australia, they are largely a result of Australia being a desired place to operate and a politically secure country to invest in mining.

In September, the company was able to sell down its concentrate inventory as additional rail cars became available for New Gold to ship greater than its usual allotment of concentrate to the port. While the inventory reduction was positive as it reduced New Gold’s working capital and increased the company’s cash flow, the timing of the inventory sale at the end of the quarter also contributed to the increased costs. The combination of lower copper recoveries and production in the quarter and the fact the concentrate sale occurred in late September when the copper price declined well below its quarterly and year-to-date average levels, meant the aforementioned increases in costs did not have as significant a by-product offset as anticipated. Had Peak realized the quarterly average copper price of $4.08 per pound, total cash cost(1) would have been lower by approximately $125 per ounce and more in line with the prior year quarter.

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Based on Peak’s performance through the first nine months of 2011 and the forecast for the fourth quarter, it is anticipated that the Peak Mines should achieve the lower end of the 2011 gold production guidance of 90,000 to 100,000 ounces. As both the year-to-date realized copper price and the current copper price are below the forecast assumption of $4.00 per pound and the Australian dollar remains above the assumed parity level, it is anticipated that Peak’s 2011 total cash cost(1) per ounce of gold sold, net of by-product sales, will remain above the guidance range of $410 to $430 per ounce. The year-to-date total cash cost(1) of $580 per ounce is representative of Peak’s current 2011 full year cost forecast.

New Afton Officially Commences Underground Operations

New Gold's most immediate development project continued on schedule during the third quarter of 2011 with multiple areas of development and construction being advanced or completed. Both the underground development work and surface construction activities continue on schedule for the targeted mid-2012 production start. New Afton will be an underground mine and concentrator which is expected to produce an annual average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

The third quarter marked the commencement of underground mine production at New Afton as the first drawbell was blasted on September 9th, with the second and third drawbells being blasted on October 2nd and 21st, respectively. The New Afton team is pleased with these initial blasts as the drawbell structure, related rock behaviour and the ore flow have been consistent with expectations. The process of removing ore from the first drawbell commenced during the quarter and with additional drawbell blasts scheduled in the fourth quarter, the surface stockpile should continue to grow consistently through the mid-2012 production start. It is anticipated that there will be approximately three months of ore stockpiled on surface by start-up.

New Afton Third Quarter Underground Highlights

▪	First drawbell blasted on September 9th

o	Removed ~3,500 tonnes from drawbell opening by the end of the quarter

▪	Second and third drawbells blasted in October with fourth drawbell in progress

▪	~139,000 tonnes of ore moved to surface stockpile as at September 30, 2011

▪	Continued blasting/development of undercut and extraction levels

▪	~2,210 metres of underground advance completed

▪	Completed raise boring of two ore passes and one extraction level ventilation raise

▪	Underground development crusher assembled – concrete foundation 85% completed

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New Afton Third Quarter Surface Construction Highlights

▪	Erection of interior steel in mill building over 75% complete

▪	Final grading for pipes and surface road in tailings corridor underway

▪	Earthworks for tailings storage facility over 80% complete

▪	Overhead electrical lines installed on site

In the third quarter of 2011, project spending at New Afton was $66 million, excluding capitalized interest. On a year-to-date basis, project spending has been $182 million, excluding capitalized interest. Capitalized interest was $6 million and $19 million during the third quarter and year-to-date periods, respectively.

In addition to the significant progress being made at the site, off-take agreements are now in place for 100% of the projected concentrate production. The company has also established an agreement for storage and ship loading of concentrate at the Vancouver wharves. The key terms of the contract for trucking of concentrate from New Afton to the wharves have also been established and it is anticipated this contract should be executed prior to the end of the year.

The company is very pleased with the continued progress at New Afton and looks forward to additional milestones being achieved through the end of 2011 and into 2012. With the remaining capital through the mid-2012 production start now at approximately $200 million, New Gold continues to have a cash balance well in excess of the remaining capital required. Once in production, New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets driving gold production growth at lower costs. At current commodity prices, the mine is expected to approximately double the company's cash flow.

El Morro Costs and Timeline Updated – New Gold Fully Carried

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. New Gold is a 30 percent partner in the project, with Goldcorp, the project developer and operator, holding the remaining 70 percent. The project is located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date - the El Morro and La Fortuna zones - and several additional targets have also been identified through a regional exploration plan. Currently, New Gold’s attributable 30% share of proven and probable reserves contains 2.6 million ounces of gold and 1.8 billion pounds of copper. Future exploration efforts will also test the potential for bulk-mineable gold and copper production below the bottom of the current design pit. New Gold’s attributable 30% share of the inferred mineral resource below the open pit contains 1.3 million ounces of gold and 0.6 billion pounds of copper.

As reported by Goldcorp on October 26th, during the third quarter, progress continued on an update to the project’s 2008 feasibility study. The update is aimed at evaluating the optimum location of the project’s primary infrastructure items as well as a reassessment of technical aspects, cost and schedule of the project. While the results of the study are currently undergoing Goldcorp’s review, preliminary results have indicated a total capital cost of approximately $3.9 billion and a production start date in mid-2017. Under the terms of New Gold’s joint venture agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. The carried funding

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will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its 30% share of the project’s cash flow with New Gold retaining 20% of its 30% share of cash flow from the time production commences.

Condemnation drilling continues at El Morro with two rigs on site and an additional two rigs to be added during the fourth quarter of 2011. In addition, construction permits to authorize construction of specific facilities are expected to be approved by the middle of the fourth quarter.

On a 100% basis, capital expenditures, excluding capitalized interest, during the three months ended September 30, 2011 amounted to $32 million, with year-to-date expenditures totalling $56 million. Goldcorp is responsible for funding New Gold’s 30% share of capital costs.

As disclosed on January 13, 2010, New Gold received a Statement of Claim filed by Barrick Gold Corporation ("Barrick") in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to the transactions announced on January 7, 2010, the ultimate completion of which resulted in New Gold and Goldcorp becoming partners at El Morro. Barrick also subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. The trial started in June 2011 and continued in October 2011, with closing arguments expected in early 2012 and a decision expected three to six months thereafter. New Gold continues to believe that the claim is without merit.

Blackwater Resource Grows – Drilling Continues to Accelerate

On June 1, 2011, New Gold closed the acquisition of Richfield Ventures Corp. thus adding the exciting Blackwater Project, located in central British Columbia, to the company’s pipeline. In mid-September the company updated the Blackwater mineral resource estimate to include drilling completed from the beginning of the year through the end of July 2011, thus incorporating an additional 71 holes (24,660 metres) beyond that of the initial March 2011 resource estimate. The project’s updated September mineral resource estimate included 5.4 million ounces of indicated gold resources and an additional 1.2 million ounces of inferred gold resources. New Gold is targeting the completion of an additional 75 holes from the end of July through the end of 2011.

New Gold was very active in the Blackwater area both during and subsequent to the third quarter, highlights of which include:

Blackwater Third Quarter Highlights

▪	Completed updated mineral resource estimate in September

▪	Added sixth drill rig in mid-September

▪	Completed over 22,000 metres of drilling during the third quarter (56 holes)

▪	Drilled seven dedicated core holes for metallurgical testing

▪	Continued camp expansion for accelerated drill program

▪	Continued engineering trade-off studies in preparation for project’s Preliminary Economic Assessment targeted for the second quarter of 2012

▪	Continued implementation of sustainability program including interaction with local communities, local First Nations, government and regulatory officials

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▪	Continued environmental baseline program

▪
On October 17th, announced two separate offers to acquire Silver Quest and Geo in an effort to consolidate the ownership of 100% of the Blackwater Project and add further to New Gold’s significant landholdings in the broader Blackwater area

▪	On October 26th, the company acquired an additional 580 hectares of land to the southwest of the Blackwater Project from two private individuals

The map below shows a portion of New Gold’s landholdings around the Blackwater Project area. The Blackwater joint venture ground which is currently owned 25% by Silver Quest and 75% by New Gold and the Geo Minerals ground would become 100%-owned by New Gold upon closing of the above noted October 17th transactions, while ownership of the private claims has now been transferred to New Gold.

  – Represents approximate location of current Blackwater gold resource
Scale – Above map shows area covering approximately 12.5 kilometres by 8.5 kilometres

Key Financial Information

New Gold’s cash balance at September 30, 2011 was $433 million. The company had $241 million of debt outstanding at the end of the third quarter comprised of $173 million of 10% senior secured notes due in 2017 (face value of C$187 million), $43 million of 5% convertible debentures due in 2014 (face value of C$55 million and C$9.35 conversion price) and $25 million in El Morro project funding loans.

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Management Changes

New Gold today also announces changes to its senior management team as Executive Vice President and Chief Operating Officer, Jim Currie, will be leaving the company. Mr. Currie joined New Gold shortly after the company’s three-way merger in mid-2008 and has been a key contributor in New Gold’s evolution since that time. He has successfully led the operating teams to an enviable record of achieving production and cost guidance over the past three years and has also played an important role in the development of New Afton.

“Over the last three years Jim has done a wonderful job of integrating new mines and projects into New Gold’s portfolio while creating a strong performance culture among both our operating and development teams who will continue to deliver strong results,” stated Robert Gallagher, President and Chief Executive Officer. “On behalf of the Board and entire New Gold team, I thank Jim for all that he has done for the company and wish him success in his future endeavours.”

Robert Gallagher will assume Mr. Currie’s responsibilities until a comprehensive search process to identify his successor is completed.

2011 Outlook

Through the first nine months of 2011, New Gold has produced 286,484 ounces of gold at total cash cost(1), net of by-product sales, of $409 per ounce. New Gold is pleased to reiterate the 2011 production guidance the company set at the beginning of the year for gold production of 380,000 to 400,000 ounces. New Gold’s initial guidance for 2011 total cash cost(1) per ounce sold, net of by-product sales, was $430 to $450 per ounce. In May of 2011, based on the rapid appreciation of silver and copper prices, New Gold lowered its total cash cost(1) guidance for the year to $390 to $410 per ounce. Among other assumptions, this cost guidance range was based upon a $4.00 per pound copper price. Taking into account the year-to-date realized copper price and assuming $3.50 per pound copper in the fourth quarter, total cash cost(1) per ounce sold, net of by-product sales, for the year may be nominally above the company’s reduced guidance range of $390 to $410 per ounce. New Gold should finish the year as one of the lowest cost producers in the industry. In addition to the three operating mines, the company’s three development projects should continue to advance meaningfully with multiple catalysts anticipated in late 2011 and early 2012.

Conference Call and Webcast

New Gold will hold a conference call and webcast on Friday, November 4th, 2011 at 10:00 am Eastern Time to discuss the company's third quarter 2011 financial results. Participants may join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 19823451.

A live and archived webcast will also be available at www.newgold.com.

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About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated
Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The Blackwater Project resource estimate was prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under NI 43-101 National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and a NI 43-101 technical report in respect of the mineral resource estimate disclosed has been filed on SEDAR. The El Morro Project reserves and resources were prepared by Ms. Maryse Belanger, P. Geo and Ms. Sophie Bergeron, Ing. both of Goldcorp, each a “Qualified Person” under NI 43-101.

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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(2) RECONCILIATION OF ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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New Gold Inc.

Condensed consolidated income statements
Three and nine month periods ended September 30

(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended	
	2011	2010	**2011**	2010
	$	$	**$**	$
Revenues	**175,501**	127,116	**518,349**	341,095
Operating expenses	**83,550**	58,874	**225,209**	167,933
Depreciation and depletion	**15,901**	21,122	**53,122**	52,791
Earnings from mine operations	**76,050**	47,120	**240,018**	120,371
Corporate administration expenses	**6,214**	4,977	**17,392**	16,584
Share-based payment expenses	**3,567**	1,418	**8,986**	5,265
Exploration and corporate development expenses	**1,413**	4,939	**7,747**	9,925
Income from operations	**64,856**	35,786	**205,893**	88,597
Finance income	**962**	1,188	**2,930**	1,840
Finance costs	**(1,311)**	(333)	**(3,968)**	(1,180)
Other gains (losses)	**(7,618)**	(1,819)	**(3,596)**	(42,961)
Earnings before taxes	**56,889**	34,822	**201,259**	46,296
Income tax (expense) recovery	**(16,180)**	9,932	**(57,229)**	(14,506)
Net earnings from continuing operations	**40,709**	44,754	**144,030**	31,790
Loss from discontinued operations	-	-	-	(9,886)
Net earnings	**40,709**	44,754	**144,030**	21,904
Earnings per share from continuing operations				
Basic	**0.09**	0.11	**0.34**	0.08
Diluted	**0.09**	0.11	**0.33**	0.08
Loss per share from discontinued operations				
Basic	-	-	-	(0.03)
Diluted	-	-	-	(0.02)
Earnings per share from continuing and discontinued operations				
Basic	**0.09**	0.11	**0.34**	0.05
Diluted	**0.09**	0.11	**0.33**	0.06
Weighted average number of shares outstanding (in thousands)				
Basic	**450,138**	391,686	**422,135**	390,186
Diluted	**456,499**	401,564	**433,789**	399,628

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New Gold Inc.

Condensed consolidated statements of financial position

(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30 2011	December 31 2010
	$	$
Assets		
Current assets		
Cash and cash equivalents	**433,113**	490,754
Trade and other receivables	**20,616**	11,929
Inventories	**122,073**	103,055
Prepaid expenses and other	**6,624**	7,325
Total current assets	**582,426**	613,063
Investments	**-**	7,533
Mining interests	**2,413,101**	1,767,240
Deferred tax assets	**21,728**	10,058
Other	**33,740**	31,295
Total assets	**3,050,995**	2,429,189
Liabilities		
Current liabilities		
Trade and other payables	**90,438**	69,245
Current derivative liabilities	**53,068**	40,072
Current non-hedged derivative liabilities	**14,656**	-
Current tax liabilities	**31,053**	31,392
Total current liabilities	**189,215**	140,709
Reclamation and closure obligations	**41,431**	34,173
Provisions	**17,979**	9,227
Non-current derivative liabilities	**111,642**	113,303
Non-current non-hedged derivative liabilities	**159,336**	155,365
Deferred tax liabilities	**136,699**	179,180
Long-term debt	**241,055**	229,884
Deferred benefit	**46,276**	46,276
Other	**765**	577
Total liabilities	**944,398**	908,694
Equity		
Common shares	**2,356,107**	1,845,886
Contributed surplus	**79,425**	81,176
Other reserves	**(118,311)**	(51,913)
Deficit	**(210,624)**	(354,654)
	(328,935)	(406,567)
Total equity	**2,106,597**	1,520,495
Total liabilities and equity	**3,050,995**	2,429,189

16 / 17

New Gold Inc.

Condensed consolidated statements of cash flows

Three and nine month periods ended September 30

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended	
	2011	2010	2011	2010
	$	$	$	$
Operating activities				
Net earnings	**40,709**	44,754	**144,030**	21,904
Loss from discontinued operations	**-**	-	**-**	9,886
Adjustments for:				
Unrealized gain on gold contracts	**(2,259)**	(2,013)	**(6,469)**	(6,178)
Unrealized loss on fuel contracts	**-**	55	**-**	238
Unrealized foreign exchange (gain) loss	**(18,048)**	4,237	**(20,029)**	9,189
Unrealized and realized gain on investments	**-**	(2,126)	**(1,349)**	(7,018)
Unrealized loss on non-hedged derivatives	**34,576**	10,487	**28,895**	49,892
Loss on disposal of assets	**396**	32	**648**	1,449
Depreciation and depletion	**15,770**	21,044	**52,625**	52,806
Equity-settled share-based payment expense	**1,778**	1,340	**5,498**	5,064
Unrealized gain on embedded derivative contract	**(9,670)**	(10,916)	**(10,520)**	(11,568)
Unrealized loss on cash flow hedging items	**481**	-	**4,167**	-
Income tax expense (recovery)	**16,180**	(9,932)	**57,229**	14,506
Finance income	**(962)**	(1,188)	**(2,930)**	(1,840)
Finance costs	**1,311**	333	**3,968**	1,180
	80,262	56,107	**255,763**	139,510
Change in non-cash operating working capital	**12,723**	(6,794)	**(15,003)**	(13,565)
Cash generated from operations	**92,985**	49,313	**240,760**	125,945
Income taxes paid	**(22,298)**	(14,832)	**(77,116)**	(28,106)
Net cash generated from operations	**70,687**	34,481	**163,644**	97,839
Cash used in discontinued operations	**-**	-	**-**	(1,696)
Investing activities				
Mining interests	**(112,009)**	(34,159)	**(255,094)**	(82,621)
Interest paid	**-**	(22)	**(11,412)**	(10,523)
Recovery (contribution) of reclamation deposits	**-**	(2)	**8,147**	(45)
Cash acquired in asset acquisition, net of transaction costs	**-**	-	**18,589**	-
Cash received in El Morro transaction, net of transaction costs	**-**	-	**-**	46,276
Investment in El Morro	**-**	-	**-**	(463,000)
Proceeds from sale of investments	**-**	-	**8,927**	48,112
Interest received	**980**	785	**2,521**	1,577
Proceeds from disposal of assets	**285**	243	**500**	272
Cash used in continuing operations	**(110,744)**	(33,155)	**(227,822)**	(459,952)
Cash generated from discontinued operations	**-**	-	**-**	34,410
Financing activities				
Exercise of options to purchase common stock	**2,408**	379	**15,001**	6,789
Exercise of warrants to purchase common stock	**65**	-	**65**	-
El Morro loan	**-**	-	**-**	463,000
Repayment of long-term debt	**-**	-	**-**	(27,235)
Cash generated by financing activities	**2,473**	379	**15,066**	442,554
Cash generated from (used in) discontinued operations	**-**	-	**-**	-
Effect of exchange rate changes on cash and cash equivalents	**(19,749)**	13,207	**(8,529)**	5,497
(Decrease) increase in cash and cash equivalents	**(57,333)**	14,912	**(57,641)**	118,652
Cash and cash equivalents, beginning of period	**490,446**	376,092	**490,754**	272,352
Cash and cash equivalents, end of period	**433,113**	391,004	**433,113**	391,004

17 / 17